Consent of Independent Auditor

The Board of Directors and Stockholders
Inland Real Estate Corporation:
We consent to the incorporation by reference in the registration statements (No. 333-128624) on Form S-8 and (Nos. 333-160582 and 333-181164) on Form S-3 of Inland Real Estate Corporation of our report dated March 29, 2013, with respect to the consolidated balance sheet of IN Retail Fund, L.L.C. as of December 31, 2012, and the related consolidated statements of operations, members' equity, and cash flows for the year then ended, which report appears in the December 31, 2012 annual report on Form 10-K/A of the Inland Real Estate Corporation.

/s/ KPMG LLP

Chicago, Illinois
March 29, 2013